UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41181

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Convocation of an Adjourned Meeting of the Annual General Meeting of Shareholders of Yoshitsu Co., Ltd for Fiscal Year 2022

In accordance with the rules and regulations of the Japanese Companies Act, Yoshitsu Co., Ltd has sent a notice and accompanying information to all holders of its ordinary shares and American Depositary Shares with respect to an adjourned meeting of its 17th Annual General Meeting to be held in Tokyo, Japan on July 25, 2023. A complete copy of the notice is attached as Exhibit 99.1.

The notice furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: July 18, 2023	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of an Adjourned Meeting of the 17th Ordinary General Meeting of Shareholders to be held on July 25, 2023

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